2-28-02

1122081

Registration No. 0-30858

02014705

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

MAR 05 2002

Nettron.com, Inc.
(Translation of registrant's name into English)

661B Market Hill, Vancouver, BC V5Z 4B5 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F √ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes √ No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): [82-4972]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

Nettron.com, Inc.

By: ______________________
Name: Douglas E. Ford
Title: Secretary

Date: February 19, 2002

Press Release
For Immediate Release

February 18, 2002

nettron.com

NETTRON SEEKS PRIVATE PLACEMENT APPROVAL FROM SHAREHOLDERS -Clarifies Together Group Transaction

Vancouver, B.C. – February 18, 2002 - Nettron.com, Inc. (OTCBB: NTTRF, CDNX: NTT, CUSIP: #64120d102, www.nettron.com) today announced that the Corporation has mailed the meeting materials for its Annual and Special Meeting of Shareholders to be held March 21, 2002. In addition to the regular business of the meeting, subject to regulatory approval and in an effort to correct the Corporation's working capital deficit and to provide for expansion capital, the Corporation is seeking shareholder ratification of several issues, namely:

1. a non-brokered private placement of up to 2,000,000 units, each unit consisting of one (1) share and one (1) warrant, at a price of $0.05 per unit, subject to adjustment for gross proceeds of up to $100,000 to the Corporation (the "First Private Placement"). Each warrant is exercisable into one (1) Common Share at a price of $0.10 for a period of one (1) year from closing. Management of the Corporation intends to use the proceeds from the First Private Placement to reduce working capital deficit, to pay third party liabilities and to provide operating capital to the Corporation;
2. a non-brokered private placement of up to 5,000,000 units, each unit consisting of one (1) share and one (1) warrant at a price of $0.10 per unit subject to adjustment, for gross proceeds of up to $500,000 to the Corporation (the "Second Private Placement"). Each warrant is exercisable into one (1) common share at $0.10 for a period of two (2) years from the date of closing. Management of the Corporation intends to use the proceeds from the Second Private Placement to increase working capital, retire liabilities and provide operating capital to the Corporation;
3. repricing of all outstanding stock options to an exercise price of $0.10 per common shares;
4. it is proposed that the name of the Corporation be changed from Nettron.Com, Inc. to Vital Systems Inc., or such other name as the directors of the Corporation may determine.

Further to the Corporation's financial disclosure documents and previous news releases, its efforts to conclude the acquisition of the Together Group of Companies have been unsuccessful. While Nettron remains interested in an arrangement with the Together Group, at this time the Corporation announces that the transaction originally disclosed July 6, 2000 is effectively terminated.

Nettron.Com, Inc. (www.nettron.com) is an international e-commerce marketing enterprise that uniquely combines its fee-based internet products and services with traditional ground-based businesses and advertisers. The primary product of Nettron is Cupid's Web, (www.cupidsweb.com) a first of its kind online dating service that is tailored to computer and non-computer users, and offers its membership and business associates a broad range of value added services and profitable co-marketing opportunities.

Statements about the Company's future expectations and all other statements in this press release other than historical facts are "forward looking statements" within the meaning of Section 27A of the *Securities Act of 1933*, Section 21E of the *Securities Exchange Act of 1934* and as that term defined in the *Private litigation reform Act of 1995*. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from the expected results. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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CONTACT NETTRON.COM, INC. • DOUG FORD, DIRECTOR • 604.685.0114

FORM 6-K Attachments

1. News Release dated February 18, 2002

Summary

Nettron.com, Inc. announced that the Corporation has mailed the meeting materials for its Annual and Special Meeting of Shareholders to be held March 21, 2002. In addition to the regular business of the meeting, subject to regulatory approval and in an effort to correct the Corporation's working capital deficit and to provide for expansion capital, the Corporation is seeking shareholder ratification of several issues, namely:

1. a non-brokered private placement of up to 2,000,000 units, each unit consisting of one (1) share and one (1) warrant, at a price of $0.05 per unit, subject to adjustment for gross proceeds of up to $100,000 to the Corporation (the "First Private Placement"). Each warrant is exercisable into one (1) Common Share at a price of $0.10 for a period of one (1) year from closing. Management of the Corporation intends to use the proceeds from the First Private Placement to reduce working capital deficit, to pay third party liabilities and to provide operating capital to the Corporation;
2. a non-brokered private placement of up to 5,000,000 units, each unit consisting of one (1) share and one (1) warrant at a price of $0.10 per unit subject to adjustment, for gross proceeds of up to $500,000 to the Corporation (the "Second Private Placement"). Each warrant is exercisable into one (1) common share at $0.10 for a period of two (2) years from the date of closing. Management of the Corporation intends to use the proceeds from the Second Private Placement to increase working capital, retire liabilities and provide operating capital to the Corporation;
3. repricing of all outstanding stock options to an exercise price of $0.10 per common shares;
4. it is proposed that the name of the Corporation be changed from Nettron.Com, Inc. to Vital Systems Inc., or such other name as the directors of the Corporation may determine.

Further to the Corporation's financial disclosure documents and previous news releases, its efforts to conclude the acquisition of the Together Group of Companies have been unsuccessful. While Nettron remains interested in an arrangement with the Together Group, at this time the Corporation announces that the transaction originally disclosed July 6, 2000 is effectively terminated.